UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For May 11, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
(“Harmony” or “the Company”)

OPERATIONAL UPDATE for the nine months ended 31 March 2021
Significant jump in EBITDA margin translates into strong cash generation
Johannesburg, South Africa. Tuesday, 11 May 2021. Harmony Gold Mining Company Limited (“Harmony” or “the Company”) is pleased to report its operational performance for the nine months ended 31 March 2021.
Harmony has delivered another strong set of operational results year-on-year on the back of the successful integration of Mponeng and related assets into its portfolio, and a stronger Rand per kilogram gold price. The combination of a higher gold price received and improved EBITDA margin has resulted in strong cash generation and further strengthening of the Company’s balance sheet. Growing the Company’s ounces and margins in a safe and capital-responsible manner will guide each of its decisions as it continues to invest in both its people and its assets.
With a sturdy balance sheet and astute capital decisions, Harmony is well positioned for the next phase of its growth strategy. The Company has a pipeline of cash-enhancing projects which will boost its cash flow margins and sustain its production for many years to come. In addition, the tier 1 Wafi-Golpu project offers both commodity and geographic diversification, further transforming Harmony’s portfolio as it focuses on becoming a lower risk and higher margin business.
Harmony has a proven track record in sustaining communities, creating jobs and unlocking significant value from assets well beyond their initial life of mine. Environmental, Social and Governance (“ESG”) practices are embedded in how the Company operates and makes decisions to ensure sustainable mining. Through its successful track record, Harmony has become not only the South African gold mining champion, but also an established player in Papua New Guinea.
Harmony has an exciting story to tell and a wealth of emerging market experience. The combination of its existing asset portfolio, Wafi-Golpu and other brownfield projects will allow the Company to build on its copper-gold story while it continues to create value for all shareholders and stakeholders.
Nine months of the financial year 2021 (“FY21”) – Key operational metrics*

	Unit	Y-on-Y move	Y-on-Y %	Nine months FY21	Nine months FY20	Comments
Gold price	R/kg	é	23.3	868 964	704 965	Higher US$ gold price and weaker Rand contributed to a higher Rand gold price received
Underground yield	g/t	é	2.6	5.54	5.40	Improved grade at Kusasalethu, as well as the introduction of higher grades from Mponeng
Adjusted EBITDA#	Rm	é	360	9 439	2 050	Increased due to an improved Rand gold price received and higher average grade and production post acquisition of Mponeng and related assets
Adjusted EBITDA margin	%	é	241	31	9	Increased on the back of improved Rand gold price received and higher margins received at Mponeng and surface source operations
Gold produced total	kg	é	13.5	34 969	30 814	Successful integration of Mponeng and related assets and improved production year-on-year
	oz	é	13.5	1 124 274	990 691
Production – South Africa	kg	é	15.9	31 470	27 154	Successful integration of Mponeng and related assets
Production – Hidden Valley	kg	ê	(4.4)	3 499	3 660	As a result of lower labour productivity due to COVID-19 working roster and travel restrictions
All-in sustaining cost (“AISC”)	R/kg	é	(15.8)	720 572	622 458	Higher royalties, unplanned COVID-19 related expenses and increased labour costs due to overtime. Other expenses which contributed to higher costs were consumables and contractors while Target 1 also contributed to an overall higher AISC
	US$/oz	é	(9.1)	1 416	1 298

*    The financial information has not been reviewed by the Company’s Auditors

#    The Company reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) and non-recurring events. For the reporting period, the non-recurring events include the gain on bargain purchase and acquisition-related costs. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity
Safety
It is with deep regret that Harmony reports that five of its employees lost their lives in work-related incidents during the March 2021 quarter. The Company sends its deepest condolences to the families and loved ones of the colleagues who died. Zero loss of life remains the Company’s non-negotiable objective.
The Company continues to prioritise the safety of its employees. It is continuously working to avoid any work-related injuries and continue its safety journey as it focuses on a humanistic transformation at all its operations. Through passionate leadership, resilient management systems, effective risk management and organisational learning, it is developing an engaged and interdependent workforce who display a proactive relationship to safety.
Several notable milestones were recorded during the quarter:
•Kalgold achieved 3 750 000 fatality-free shifts
•Moab Khotsong, Doornkop and Mponeng mines each achieved 1 million fatality-free shifts
•Joel mine achieved 1 421 684 fatality-free shifts
Also see the Company’s website at www.harmony.co.za/sustainability/social/safety-health for more information on its safety initiatives and the incidents reported during the quarter.
Harmony remains committed to preventing the spread of COVID-19 and mitigating the impact thereof, while still prioritising other healthcare initiatives aimed at curbing occupational diseases and improving the wellness of its employees.
ESG
Harmony continues to place a strong focus on its ESG initiatives as good corporate citizens. As a result, the Company is pleased to announce that MSCI has upgraded Harmony from a ‘CCC’ to a ‘B’ rating in the March 2021 quarter, while it was once again included in the Bloomberg Gender-Equality index for the third consecutive year. The latest FTSE4Good ESG ratings revealed improved scores for Harmony, with the company outperforming both the sub-sector average for gold mining companies and the industry average for basic materials. These improved ratings are testimony to its embedded approach to ESG and sustainability throughout its entire business. In addition to its continuous environmental and social obligations, the importance of governance cannot be overemphasised. Harmony remains committed to operating ethically and honestly while mining in a sustainable and impactful manner.
Harmony’s virtual ESG Investor Day will be held on 22 June 2021, where the Company plans to share more on its ESG initiatives with the market. Details will be shared on the Company’s website in due course.
Production
Operating free cash flow for the nine months ended 31 March 2021 (“the reporting period”) was up 78% to R5 297 million (US$335 million) compared to R2 970 million (US$199 million) for the previous nine-month period ended 31 March 2020 (“the comparable period”).
Operating free cash flow margin increased from 13% in the previous comparable period to 18% for the reporting period on the back of:
•a 2.6% increase in underground grade to 5.54g/t (5.40g/t at the end of March 2020)
•a 23% increase in gold price received to R868 964/kg from R704 965/kg in the previous reporting period ended 31 March 2020
•US$/oz gold price received increased by 16% from US$1 470/oz to US$1 708/oz
•the Rand weakened by 6% against the US$ from R14.91 to R15.82 year-on-year
•a 13.5% increase in production from 30 814kg (990 691oz) to 34 969kg (1 124 274oz)
The sequential increase year-on-year in production and free cash flow was largely due to the successful integration of Mponeng and related assets into its portfolio, as well as a higher R/kg gold price received.
Despite COVID-19 and the seasonal challenges typically faced in the third quarter of FY21, the Company managed to catch up on its development and production in the third quarter of FY21.
Quarter-on-quarter, production declined 12.2% from 13 425kg (431 622oz) to 11 786kg (378 927oz). The decline in production was predominantly as a result of an uncharacteristically slow start-up in January 2021 after the December 2020 break. COVID-19 compliance rules further exacerbated the seasonal slow return post the holidays – especially as it relates to employees returning through the South African borders and COVID-19 hotspot areas.
At its Papua New Guinea operations, Hidden Valley was impacted by COVID-19 and geotechnical stability of the eastern wall of the stage 6 pit during the March 2021 quarter, which resulted in a decrease in the grade of the ore. Despite this, Hidden Valley still managed a 15% increase in average recovered grade to 1.41g/t in Q3 FY21 from 1.23g/t in Q2 FY21, which resulted in a 16% increase in quarter-on-quarter gold production to 1 351kg (43 436oz) from 1 165kg (37 456oz).
Despite an increase in positive COVID-19 cases in Papua New Guinea, gold production at Hidden Valley has continued and contingencies are in place which seek to minimise disruption to the operation in the event of a significant number of operational employees and/or contractors contracting the virus. Production at the Hidden Valley mine in the June 2021 quarter will be impacted by major fixed plant maintenance and repairs with a mill re-lining taking place as well as a belt splice repair on the overland conveyor.
All-in sustaining cost (“AISC”)

Harmony’s AISC for the reporting period increased by almost 16% to R720 572/kg (US$1 416/oz) from R622 458/kg (US$1 298/oz). The primary drivers behind this increase were again royalties on the back of an increase in the Rand gold price and COVID-19 related costs, while the Company has also seen an increase in costs relating to safety as it continues on its safety transformation journey. The Company’s safety costs were further impacted by the increase in steel prices as it maintains and continues to install safety steel netting at all of its mines to eliminate incidents due to seismicity and fall of ground. Target 1 experienced pillar failure and backfill dilution during the March 2021 quarter, which further weighed on the AISC for the reporting period.
Wafi-Golpu project
In December 2020, following a rigorous environmental impact assessment, the Papua New Guinea Conservation and Environment Protection Authority approved, and the Director of Environment issued the Environment Permit for the Wafi-Golpu Project. The Environment Permit is required under the Papua New Guinea Environment Act and is a prerequisite for the grant of a Special Mining Lease under the Mining Act 1992.
Subsequently, the Governor of Morobe province and the Morobe Provincial Government have commenced legal proceedings in the National Court in Papua New Guinea seeking judicial review of the decision to issue the Environmental Permit. The participants in the Wafi-Golpu Joint Venture (WGJV) are not defendants to the proceedings.
The National Court is yet to hear and determine this judicial review application. At this stage, project and permitting activities can still progress. Harmony, together with its WGJV partner, Newcrest Mining Limited, looks forward to re-engaging with the State of Papua New Guinea and progressing discussions on the Special Mining Lease for the Wafi-Golpu Project.
The Papua New Guinea government has indicated that Wafi-Golpu is a project of national importance with the permitting thereof a priority.
Hedging
The Company’s hedging strategy is proving to be successful as its approach to hedge more selectively supports stronger margins and cash flows. The average forward Rand gold price on the hedge book has now increased from R892 000/kg (US$1 889/oz) as at 31 December 2020 to R936 000/kg (US$1 971/oz) as at 31 March 2021. Harmony will only hedge when it is certain that it can achieve a minimum margin of 25% above AISC and inflation. The Company will not hedge if it is not able to lock-in the required margin. The improved performance of its hedge book is also on the back of a weaker Rand gold price with approximately 15% of its gold production currently hedged.
Hedge position as at 31 March 2021

		FY2021	FY2022				FY2023			TOTAL
		Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Rand gold
Forward contracts	koz	86	79	72	63	52	38	5	–	395
	R’000/kg	790	863	933	1 022	1 070	1 084	1 025	–	936
Dollar gold
Forward contracts	koz	12	12	12	11	10	9	6	–	72
	$/oz	1 521	1 561	1 606	1 723	1 802	1 911	1 904	–	1 692
Total gold	koz	98	91	84	74	62	47	11	–	467
Currency hedges
Rand dollar
Zero cost collars	$m	61	47	42	27	–	–	–	–	177
	Floor R/$	15.91	16.32	16.93	17.99	–	–	–	–	16.56
	Cap R/$	17.28	17.90	18.54	19.65	–	–	–	–	18.09
Forward contracts	$m	12	9	9	8	–	–	–	–	38
	R/$	16.93	18.18	18.41	18.71	–	–	–	–	17.95
Total dollar	$m	73	56	51	35	–	–	–	–	215
Dollar silver
Zero cost collars	koz	375	365	335	315	285	245	165	30	2 115
	Floor $/oz	18.42	18.61	19.52	20.05	20.43	24.07	26.10	26.38	20.51
	Cap $/oz	20.02	20.26	21.35	22.05	22.49	26.57	28.98	29.88	22.50
Annual production, cost and grade guidance
As a result of the major repair work and fixed plant maintenance at Hidden Valley which occurred in the beginning of Q4 FY21, the Company feels it prudent to make a small adjustment to its production guidance to 1.50Moz to 1.55Moz from its previous production guidance of 1.56Moz to 1.6Moz for FY21.

Harmony remains confident that it will achieve its underground grade guidance of 5.47g/t to 5.64g/t and its overall cost guidance of R700 000/kg to R720 000/kg for FY21.
Balance sheet and liquidity
Net debt/EBITDA remained flat quarter-on-quarter at 0.1 times. Harmony repaid debt amounting to R833 million (US$56 million) during the March 2021 quarter. Net debt increased by R373 million (US$24 million) to R953 million (US$64 million) at 31 March 2021 (R580 million (US$40 million) at 31 December 2020) as a result of lower operating cash flow received due to the lower Rand gold price and seasonally lower production exacerbated by compliance with COVID-19 requirements, which impacted production and thus cash flow.

OPERATING RESULTS – NINE MONTHS ON NINE MONTHS (RAND/METRIC)

		Nine months ended	SOUTH AFRICA								SOUTH AFRICA										Hidden Valley	TOTAL HARMONY
			UNDERGROUND PRODUCTION																	TOTAL SOUTH AFRICA
			Moab Khotsong	Tshepong operations	Mponeng	Kusasalethu	Doornkop	Bambanani	Masimong	Target 1	Joel	Unisel	Total Underground	Mine Waste Solutions	Dumps	Phoenix	Central plant reclamation	Kalgold	Total Surface
Ore milled	– t'000	Mar-21	656	1 123	442	538	624	167	383	371	257	57	4 618	11 211	7 193	4 646	3 012	1 121	27 183	31 801	2 750	34 551
		Mar-20	644	1 211	—	497	561	171	431	445	306	192	4 458	—	2 946	4 711	3 005	1 175	11 837	16 295	2 936	19 231
Yield	– g/tonne	Mar-21	8.36	4.77	7.83	5.75	4.27	8.84	3.97	3.38	3.98	4.33	5.54	0.122	0.373	0.126	0.141	0.74	0.22	0.99	1.27	1.01
		Mar-20	8.77	5.10	—	4.83	4.34	10.68	4.06	4.02	3.87	4.43	5.40	—	0.363	0.131	0.160	0.79	0.26	1.67	1.25	1.60
Gold produced	– kg	Mar-21	5 486	5 358	3 459	3 095	2 663	1 477	1 520	1 255	1 022	247	25 582	1 372	2 681	587	424	824	5 888	31 470	3 499	34 969
		Mar-20	5 646	6 180	—	2 400	2 435	1 827	1 751	1 789	1 185	851	24 064	—	1 068	618	480	924	3 090	27 154	3 660	30 814
Gold sold	– kg	Mar-21	5 461	5 262	3 250	3 069	2 630	1 453	1 494	1 274	1 005	242	25 140	1 340	2 623	580	426	827	5 796	30 936	3 513	34 449
		Mar-20	5 875	6 268	—	2 501	2 492	1 852	1 775	1 813	1 202	861	24 639	—	1 091	628	483	930	3 132	27 771	3 798	31 569
Gold price received	– R/kg	Mar-21	868 317	862 411	920 517	870 183	874 219	873 290	826 924	890 027	867 458	925 979	874 123	747 663	887 894	806 409	869 277	878 695	844 639	868 599	872 186	868 964
		Mar-20	711 606	708 239	—	710 827	714 900	709 628	676 132	672 331	707 239	676 473	703 969	—	715 927	685 495	710 725	709 814	707 208	704 334	709 583	704 965
Gold revenue[1]	(R'000)	Mar-21	4 741 880	4 538 005	2 991 680	2 670 593	2 299 195	1 268 890	1 235 425	1 133 894	871 795	224 087	21 975 444	1 232 882	2 328 947	467 717	370 312	726 681	5 126 539	27 101 983	3 063 988	30 165 971
		Mar-20	4 180 686	4 439 241	—	1 777 779	1 781 530	1 314 231	1 200 135	1 218 936	850 101	582 443	17 345 082	—	781 076	430 491	343 280	660 127	2 214 974	19 560 056	2 694 998	22 255 054
Cash operating cost (net of by-product credits)	(R'000)	Mar-21	2 864 447	3 646 124	1 891 369	2 232 842	1 601 328	866 356	1 074 876	1 234 973	838 601	178 154	16 429 070	679 806	1 501 537	294 182	205 096	577 660	3 258 281	19 687 351	1 290 907	20 978 258
		Mar-20	2 529 544	3 314 981	—	2 008 493	1 319 027	809 489	984 765	1 155 162	778 436	462 693	13 362 590	—	545 883	274 416	172 891	544 369	1 537 559	14 900 149	1 124 400	16 024 549
Inventory movement	(R'000)	Mar-21	8 075	(74 187)	3 675	(15 366)	(20 782)	(15 032)	(22 126)	6 782	(12 864)	3 679	(138 146)	90 468	15 342	(5 413)	415	865	101 677	(36 469)	(10 398)	(46 867)
		Mar-20	94 789	39 407	—	44 068	38 745	12 128	11 884	15 059	9 667	5 242	270 989	—	5 092	4 884	1 744	1 727	13 447	284 436	(109)	284 327
Operating costs	(R'000)	Mar-21	2 872 522	3 571 937	1 895 044	2 217 476	1 580 546	851 324	1 052 750	1 241 755	825 737	181 833	16 290 924	770 274	1 516 879	288 769	205 511	578 525	3 359 958	19 650 882	1 280 509	20 931 391
		Mar-20	2 624 333	3 354 388	—	2 052 561	1 357 772	821 617	996 649	1 170 221	788 103	467 935	13 633 579	—	550 975	279 300	174 635	546 096	1 551 006	15 184 585	1 124 291	16 308 876
Production profit	(R'000)	Mar-21	1 869 358	966 068	1 096 636	453 117	718 649	417 566	182 675	(107 861)	46 058	42 254	5 684 520	462 608	812 068	178 948	164 801	148 156	1 766 581	7 451 101	1 783 479	9 234 580
		Mar-20	1 556 353	1 084 853	—	(274 782)	423 758	492 614	203 486	48 715	61 998	114 508	3 711 503	—	230 101	151 191	168 645	114 031	663 968	4 375 471	1 570 707	5 946 178
Capital expenditure	(R'000)	Mar-21	457 707	769 822	343 844	147 212	316 598	48 812	17 005	274 479	128 354	—	2 503 833	49 580	30 463	1 163	10 591	144 501	236 298	2 740 131	899 463	3 639 594
		Mar-20	456 406	842 486	—	170 902	236 849	42 011	20 384	282 625	134 700	6 071	2 192 434	—	1 359	3 210	5 272	46 023	55 864	2 248 298	845 000	3 093 298
Cash operating costs	– R/kg	Mar-21	522 138	680 501	546 796	721 435	601 325	586 565	707 155	984 042	820 549	721 271	642 212	495 485	560 066	501 162	483 717	701 044	553 377	625 591	368 936	599 910
		Mar-20	448 024	536 405	—	836 872	541 695	443 070	562 401	645 703	656 908	543 705	555 294	—	511 126	444 039	360 190	589 144	497 592	548 728	307 213	520 041
Cash operating costs	– R/tonne	Mar-21	4 367	3 247	4 279	4 150	2 566	5 188	2 806	3 329	3 263	3 126	3 558	61	209	63	68	515	120	619	469	607
		Mar-20	3 928	2 737	—	4 041	2 351	4 734	2 285	2 596	2 544	2 410	2 997	—	185	58	58	463	130	914	383	833
Cash operating cost and capital	– R/kg	Mar-21	605 569	824 178	646 202	769 000	720 213	619 613	718 343	1 202 751	946 140	721 271	740 087	531 622	571 429	503 143	508 696	876 409	593 509	712 662	625 999	703 991
		Mar-20	528 861	672 729	—	908 081	638 963	466 065	574 043	803 682	770 579	550 839	646 402	—	512 399	449 233	371 173	638 952	515 671	631 526	538 087	620 427
All-in sustaining cost	– R/kg	Mar-21	604 840	828 079	701 250	788 756	682 872	638 621	745 626	1 164 805	966 315	782 126	749 497	622 149	589 913	500 945	507 282	894 631	625 868	726 100	671 901	720 572
		Mar-20	523 449	674 655	—	914 614	631 683	484 252	592 811	786 269	767 403	569 317	647 461	—	506 264	449 857	369 068	652 848	517 322	632 406	549 724	622 458
Operating free cash flow margin[2]	%	Mar-21	30%	3%	25%	11%	17%	28%	12%	(33%)	(11%)	20%	14%	22%	34%	37%	42%	0%	27%	16%	28%	18%
		Mar-20	29%	6%	0%	(23%)	13%	35%	16%	(18%)	(7%)	20%	10%	0%	30%	36%	48%	11%	28%	12%	21%	13%

¹ Includes a non-cash consideration to Franco-Nevada (Mar-21: R231.013m, Mar-20: R0m), excluded from the gold price calculation
² Excludes run-of-mine costs for Kalgold (Mar-21: -R2.703m, Mar-20: R0.982m) and Hidden Valley (Mar-21: -R16.974m, Mar-20: -R167.966m)

OPERATING RESULTS – NINE MONTHS ON NINE MONTHS (US$/IMPERIAL)

		Nine months ended	SOUTH AFRICA								SOUTH AFRICA										Hidden Valley	TOTAL HARMONY
			UNDERGROUND PRODUCTION											SURFACE PRODUCTION						TOTAL SOUTH AFRICA
			Moab Khotsong	Tshepong operations	Mponeng	Kusasalethu	Doornkop	Bambanani	Masimong	Target 1	Joel	Unisel	Total Underground	Mine Waste Solutions	Dumps	Phoenix	Central plant reclamation	Kalgold	Total Surface
Ore milled	- t'000	Mar-21	723	1 238	487	593	688	184	423	408	284	63	5 091	12 362	7 932	5 124	3 322	1 236	29 976	35 067	3 033	38 100
		Mar-20	710	1 335	—	548	618	189	475	490	337	212	4 914	—	3 249	5 194	3 314	1 296	13 053	17 967	3 237	21 204
Yield	- oz/ton	Mar-21	0.244	0.139	0.228	0.168	0.124	0.258	0.116	0.099	0.116	0.126	0.162	0.004	0.011	0.004	0.004	0.021	0.006	0.029	0.037	0.030
		Mar-20	0.256	0.149	—	0.141	0.127	0.311	0.119	0.117	0.113	0.129	0.157	—	0.011	0.004	0.005	0.023	0.008	0.049	0.036	0.047
Gold produced	- oz	Mar-21	176 378	172 263	111 209	99 506	85 617	47 486	48 869	40 348	32 858	7 941	822 475	44 110	86 196	18 873	13 632	26 492	189 303	1 011 778	112 496	1 124 274
		Mar-20	181 523	198 691	—	77 161	78 287	58 739	56 296	57 517	38 099	27 361	773 674	—	34 337	19 869	15 432	29 707	99 345	873 019	117 672	990 691
Gold sold	- oz	Mar-21	175 575	169 177	104 490	98 670	84 556	46 715	48 033	40 960	32 311	7 780	808 267	43 082	84 331	18 648	13 696	26 589	186 346	994 613	112 945	1 107 558
		Mar-20	188 885	201 520	—	80 409	80 119	59 543	57 067	58 289	38 645	27 682	792 159	—	35 077	20 190	15 528	29 901	100 696	892 855	122 108	1 014 963
Gold price received	- $/oz	Mar-21	1 707	1 695	1 809	1 710	1 718	1 717	1 625	1 749	1 705	1 820	1 718	1 470	1 745	1 585	1 709	1 727	1 660	1 707	1 714	1 708
		Mar-20	1 484	1 477	—	1 483	1 491	1 480	1 410	1 402	1 475	1 411	1 468	—	1 493	1 430	1 482	1 480	1 475	1 469	1 480	1 470
Gold revenue¹	($'000)	Mar-21	299 668	286 784	189 062	168 771	145 300	80 189	78 074	71 658	55 094	14 161	1 388 761	77 913	147 180	29 558	23 402	45 923	323 976	1 712 737	193 632	1 906 369
		Mar-20	280 350	297 688	—	119 215	119 466	88 130	80 479	81 740	57 006	39 058	1 163 132	—	52 378	28 868	23 020	44 267	148 533	1 311 665	180 722	1 492 387
Cash operating cost (net of by-product credits)	($'000)	Mar-21	181 021	230 420	119 527	141 107	101 197	54 750	67 928	78 045	52 996	11 259	1 038 250	42 961	94 891	18 591	12 961	36 506	205 910	1 244 160	81 580	1 325 740
		Mar-20	169 627	222 297	—	134 686	88 452	54 283	66 037	77 463	52 201	31 027	896 073	—	36 606	18 402	11 594	36 504	103 106	999 179	75 400	1 074 579
Inventory movement	($'000)	Mar-21	510	(4 688)	232	(971)	(1 313)	(950)	(1 398)	429	(813)	232	(8 730)	5 717	970	(342)	26	55	6 426	(2 304)	(657)	(2 961)
		Mar-20	6 356	2 643	—	2 955	2 598	813	797	1 010	648	352	18 172	—	341	328	117	116	902	19 074	(7)	19 067
Operating costs	($'000)	Mar-21	181 531	225 732	119 759	140 136	99 884	53 800	66 530	78 474	52 183	11 491	1 029 520	48 678	95 861	18 249	12 987	36 561	212 336	1 241 856	80 923	1 322 779
		Mar-20	175 983	224 940	—	137 641	91 050	55 096	66 834	78 473	52 849	31 379	914 245	—	36 947	18 730	11 711	36 620	104 008	1 018 253	75 393	1 093 646
Production profit	($'000)	Mar-21	118 137	61 052	69 303	28 635	45 416	26 389	11 544	(6 816)	2 911	2 670	359 241	29 235	51 319	11 309	10 415	9 362	111 640	470 881	112 709	583 590
		Mar-20	104 367	72 748	—	(18 426)	28 416	33 034	13 645	3 267	4 157	7 679	248 887	—	15 431	10 138	11 309	7 647	44 525	293 412	105 329	398 741
Capital expenditure	($'000)	Mar-21	28 925	48 650	21 730	9 303	20 008	3 085	1 075	17 346	8 111	—	158 233	3 133	1 925	73	669	9 132	14 932	173 165	56 842	230 007
		Mar-20	30 606	56 496	—	11 460	15 883	2 817	1 367	18 952	9 033	407	147 021	—	91	215	354	3 086	3 746	150 767	56 664	207 431
Cash operating costs	- $/oz	Mar-21	1 026	1 338	1 075	1 418	1 182	1 153	1 390	1 934	1 613	1 418	1 262	974	1 101	985	951	1 378	1 088	1 230	725	1 179
		Mar-20	934	1 119	—	1 746	1 130	924	1 173	1 347	1 370	1 134	1 158	—	1 066	926	751	1 229	1 038	1 145	641	1 085
Cash operating costs	- $/t	Mar-21	250	186	245	238	147	298	161	191	187	179	204	3	12	4	4	30	7	35	27	35
		Mar-20	239	167	—	246	143	287	139	158	155	146	182	—	11	4	3	28	8	56	23	51
Cash operating cost and Capital	- $/oz	Mar-21	1 190	1 620	1 270	1 512	1 416	1 218	1 412	2 364	1 860	1 418	1 455	1 045	1 123	989	1 000	1 723	1 167	1 401	1 230	1 384
		Mar-20	1 103	1 403	—	1 894	1 333	972	1 197	1 676	1 607	1 149	1 348	—	1 069	937	774	1 333	1 076	1 317	1 122	1 294
All-in sustaining cost	- $/oz	Mar-21	1 189	1 628	1 378	1 550	1 342	1 255	1 466	2 290	1 899	1 537	1 473	1 223	1 160	985	997	1 758	1 230	1 427	1 321	1 416
		Mar-20	1 092	1 407	—	1 908	1 318	1 010	1 236	1 640	1 601	1 187	1 350	—	1 056	938	770	1 362	1 079	1 319	1 147	1 298
Operating free cash flow margin²	%	Mar-21	30%	3%	25%	11%	17%	28%	12%	(33%)	(11%)	20%	14%	22%	34%	37%	42%	0%	27%	16%	28%	18%
		Mar-20	29%	6%	0%	(23%)	13%	35%	16%	(18%)	(7%)	20%	10%	0%	30%	36%	48%	11%	28%	12%	21%	13%

¹ Includes a non-cash consideration to Franco-Nevada (Mar-21: US$14.599m, Mar-20: US$0.m), excluded from the gold price calculation
² Excludes run-of-mine costs for Kalgold (Mar-21: -US$0.168m, Mar-20: US$0.054m) and Hidden Valley (Mar-21: -US$0.574m, Mar-20: -US$11.477m)

HARMONY GOLD MINING COMPANY LIMITED
Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950. Registration number: 1950/038232/06
CORPORATE OFFICE
Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za
DIRECTORS
Dr PT Motsepe* (chairman), JM Motloba* (deputy chairman), M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer), BP Lekubo (financial director), HE Mashego (executive director)
JA Chissano*^#, FFT De Buck*^, Dr DSS Lushaba*^, KT Nondumo*^, VP Pillay*^, GR Sibiya*^, P Turner*^, JL Wetton*^, AJ Wilkens*
* Non-executive
^ Independent
# Mozambican

INVESTOR RELATIONS
E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 2314 or +27 82 759 1775 Website: www.harmony.co.za
COMPANY SECRETARIAT
Telephone: +27 11 411 2359 E-mail: companysecretariat@harmony.co.za
TRANSFER SECRETARIES
JSE Investor Services (Proprietary) Limited
(Registration number 2000/007239/07)
19 Ameshoff Street, 13th Floor, Hollard Building, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 861 546 572
E-mail: info@jseinvestorservices.co.za
Fax: +27 86 674 4381

ADR* DEPOSITARY
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Operations Centre, 6201 15th Avenue, Brooklyn, NY 11219, United States
E-mail queries: db@astfinancial.com
Toll free (within the US): +1-886-249-2593
Int: +1 718 921 8137
Fax: +1 718 921 8334
*ADR: American Depositary Receipts

SPONSOR
JP Morgan Equities South Africa (Proprietary) Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503
TRADING SYMBOLS
ISIN: ZAE 000015228
HARMONY’S ANNUAL REPORTS
Harmony’s Integrated Annual Report, and its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2020, are available on our website (www.harmony.co.za/invest).

FORWARD-LOOKING STATEMENTS
This presentation contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this presentation and the exhibits to this presentation, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our Integrated Annual Report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; impact of COVID-19 on our operational and financial estimates and results; estimates of future earnings, and the sensitivity of earnings to the prices of gold and other metals; estimates of future production and sales for gold and other metals; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to the prices of gold and other metals; estimates of provision for silicosis settlement; estimates of future tax liabilities under the Carbon Tax Act; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies; the adequacy of the Company’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea and other countries in which we operate.
The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.harmony.co.za) and our Form 20F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 11, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director